EXHIBIT 2.2

SHARE PURCHASE AGREEMENT

THIS AGREEMENT is made as of the 13th day of September, 1999.

BETWEEN:

McKENZIE BAY INTERNATIONAL, LTD., incorporated in the State of Delaware, United States of America, and with administrative offices at 3362 Moraine Drive, Brighton, MI, USA, 48114

(hereinafter "McKenzie Bay")

- AND -

REDAURUM LIMITED, incorporated in the Province of Ontario, whose address is 15 Toronto Street, Suite 302, Toronto, Ontario, Canada M5L 2E3

(hereinafter "Redaurum")

- AND -

DIAMOND COMPANY, N.L., an Australian corporation, whose address is P.O. Box 1916, Ft. Collins, Colorado, 80522 USA

(hereinafter "DCNL" or "Company").

WHEREAS:

A.	Redaurum is a publicly traded company, whose shares are listed on The Toronto Stock Exchange.

B.

DCNL is an Australian corporation without subsidiaries, whose issued and outstanding shares (totaling 16,300,005 common shares in number) (hereinafter the "DCNL Shares") are owned exclusively by Redaurum and are fully paid and non-assessable.

C.	Redaurum has made certain loans to DCNL (hereinafter the "Shareholder Loans").

D.

Redaurum has agreed to sell the Shareholder Loans and the DCNL Shares to McKenzie Bay in exchange for 100,000 common shares of McKenzie Bay and the assumption by McKenzie Bay of all liabilities of DCNL, subject to the terms and conditions set out in this Agreement.

NOW THEREFORE THIS AGREEMENT WITNESSES that, in consideration of the mutual covenants and agreements contained herein, Redaurum and McKenzie Bay covenant and agree with each other as follows:

1.	SALE

1.1

Agreement to Purchase and Sell. Subject to the due fulfillment of the conditions set out in section 4 below, (i) Redaurum shall sell and McKenzie Bay shall purchase all of the issued and outstanding shares of DCNL (16,300,005 common shares in total); and (ii) Redaurum shall assign the Shareholder Loans to McKenzie Bay or as it may direct, on or before the Closing Date (hereinafter defined).

1.2

Closing Date. The Closing Date shall be the earlier of: (i) 90 days after McKenzie Bay's common shares have been approved by NASD to trade on the National Quotation Bureau's Electronic Pink Sheets; or (ii) December 31, 1999, unless otherwise extended by mutual agreement of the parties.

2.	INTERIM PERIOD

2.1	Interim Period. "Interim Period" means the period from the date of this Agreement to the Closing Date.

2.2	Expenses of DCNL.

(1)

Assumption of Liabilities. McKenzie Bay hereby agrees to pay, be liable for, perform, observe, discharge and fully satisfy, when due, all of DCNL's liabilities and obligations during the Interim Period.

(2)

Reimbursement of McKenzie Bay. In the event that the transactions contemplated hereby do not close on the Closing Date as contemplated herein, DCNL agrees to reimburse McKenzie Bay, within 30 days following the Closing Date, for any and all amounts paid by McKenzie Bay pursuant to section 2.2(1) above or pursuant to the letter agreement between Redaurum and McKenzie Bay dated April 23, 1999, less an amount equal to U.S.$12,500.00, which amount shall constitute a non-refundable deposit paid by McKenzie Bay.

2.3

Reclamation Bond. During the Interim Period, McKenzie Bay agrees to use reasonable best efforts to, or shall if required by any applicable law or if required to maintain DCNL's mining permit, either assume Redaurum's guarantee and other obligations in respect of the reclamation bond (the "Reclamation Bond") covering the Kelsey Lake Mine in the name of DCNL for the benefit of the State of Colorado, or purchase or arrange for a new Reclamation Bond and the elimination of Redaurum's obligation in respect of the Reclamation Bond currently in place, including the return or cancellation of the letter of credit posted by Redaurum.

3.	CONSIDERATION

The consideration for the sale of the DCNL Shares and the Shareholder Loans shall be:

(1)	the issuance to Redaurum from treasury of 100,000 common shares in the capital of McKenzie Bay (the "MB Shares");

(2)

the assumption by McKenzie Bay of all liabilities and obligations of DCNL, including those guaranteed by, or for which claim has been made against, Redaurum, as set out on Schedules A and B to this Agreement; and

(3)

the reimbursement of Redaurum for advances made to DCNL as set out in Schedule D to this Agreement through, at the option of Redaurum, either the delivery of a certified cheque in the amount of such advances or the issuance of additional common shares in the capital of McKenzie Bay which have a market value equal to the amount of such advances as of the Closing Date.

4.	CONDITIONS

The completion of this Agreement shall be conditional upon the resolution and settlement of the third party obligations set out below which are currently owed by DCNL and guaranteed by, or for which claim has been made against, Redaurum, it being understood that the above-noted condition is included for the exclusive benefit of Redaurum and may be waived, in whole or in part, in writing by Redaurum at any time:

(1)

Any and all salaries or wages (and applicable state or federal taxes in respect thereof) due to Howard G. Coopersmith through the Closing Date, which wages and salaries total US$133,846.00 as of July 30, 1999, plus penalties, interest and legal fees incurred by Mr. Coopersmith.

(2)

Any and all salaries or wages (and applicable state or federal taxes in respect thereof) due to Michael L. Hobbs through the Closing Date, which wages and salaries total US$109,615.56 as of July 30, 1999, plus penalties, interest and legal fees incurred by Mr. Hobbs.

(3)

That certain pending litigation styled Horn Construction v. Diamond Company N.L. & Redaurum Limited filed in the State Court of Colorado, Case No, 97CV961 or the release of Redaurum of any claimed liability in respect thereof.

(4)

The assumption by McKenzie Bay of Redaurum's guarantee and other obligations in respect of the Reclamation Bond covering the Kelsey Lake Mine in the name of DCNL for the benefit of the State of Colorado, or the purchase of or arrangement for a new Reclamation Bond and the elimination of Redaurum's obligation in respect of the Reclamation Bond currently in place, including the return or cancellation of the letter of credit posted by Redaurum as collateral for the bond.

(5)

That certain obligation owed by DCNL to Parcel, Mauro, and Hultin et al, Attorneys At Law, through the Closing Date, for legal services plus any interest accrued thereon with an open balance of US$36,166.53.

(6)

That certain obligation owed by DCNL to Vranesh & Raisch, L.L.C., Attorneys at Law, through the Closing Date for legal services plus any interest accrued thereon with an open balance of $US85,315.11 as of August 25, 1999.

5.	INDEMNITY

McKenzie Bay will absolve Redaurum of and indemnify Redaurum against any and all future liability in and for the liabilities and obligations set forth in section 4 above and all other liabilities of DCNL which have otherwise been disclosed to McKenzie Bay by Redaurum and/or the Corporation.

6.	COMPLETION

6.1	Completion. Completion shall take place on the Closing Date. The sale shall be completed in Fort Collins, Colorado.

6.2	Redaurum's Closing Deliveries

(1)

On the Closing Date, Redaurum's representative shall deliver to McKenzie Bay's representatives duly executed forms of stock transfer together with accompanying certificates in respect of the DCNL Shares, an executed assignment of the Shareholder Loans in the form attached hereto as Schedule E to this Agreement, and the resignations of all directors of DCNL.

(2)

On the Closing Date, counsel for Redaurum shall deliver to McKenzie Bay's representative on the Closing Date an opinion of counsel in substantially the form attached hereto as Schedule F to this Agreement.

6.3	McKenzie Bay's Closing Deliveries. In exchange for the items referred to in section 6.2 above, McKenzie Bay shall issue and/or deliver to Redaurum on the Closing Date the following:

(1)	certificates representing the MB Shares referred to in section 3(1) above;

(2)	a certified cheque in the amount of the advances made by Redaurum to DCNL set out in Schedule D or the certificates representing the shares required to be delivered pursuant to section 3(3); and

(3)	evidence in a form satisfactory to Redaurum that the conditions set out in section 4 have been satisfied.

7.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF REDAURUM AND DCNL

7.1	Representations and Warranties. In consideration of this Agreement, Redaurum and DCNL represent and warrant to McKenzie Bay as follows:

(1)

Incorporation of Redaurum. Redaurum is a corporation duly incorporated and validly subsisting under the laws of Ontario and is authorized, qualified and licensed to own its properties and to carry on its businesses, as presently owned and carried on by it.

(2)

DCNL Shares. The DCNL Shares are validly issued and outstanding as fully paid and non-assessable shares and are the only issued and outstanding shares of DCNL. Redaurum is the sole beneficial and registered owner of the DCNL Shares, with good and valid title to the DCNL Shares. Except as provided herein, there is no contract, agreement, option or other right of any person or entity binding upon or which at any time in the future may become binding upon Redaurum to sell, transfer, assign, pledge, charge, mortgage or in any other way dispose of or encumber any of the DCNL Shares. No person or entity has any contract, agreement, option or any right or privilege capable of becoming a contract, including convertible securities, warrants or convertible obligations of any nature, for any purchase, subscription, allotment or issuance of any of the unissued shares in the capital of DCNL.

(3)

Shareholder Loans. The amount of Shareholder Loans owed to Redaurum by DCNL is at least $6,843,448. No set-off or claim of any nature exists whereby DCNL could demand a reduction of the Shareholder Loans. DCNL acknowledges that upon the completion of the transactions contemplated hereby, McKenzie Bay is empowered to make demand in respect of such Shareholder Loans.

(4)

Due Authorization. The Board of Directors of Redaurum has duly authorized and approved the transactions contemplated by this Agreement and any and all agreements, documents or instruments to be executed and/or delivered in connection herewith and the performance of its obligations hereunder and thereunder. No other corporate action by Redaurum or otherwise is required in connection with the foregoing.

(5)

Incorporation of DCNL. As of the date hereof, Redaurum and DCNL confirm and warrant, to the best of their knowledge and belief and on the basis of information supplied by the administrators of DCNL, that DCNL is duly incorporated in its jurisdiction of incorporation, is in good standing and not in default in respect of any statutory or fiscal requirement in Australia or in the United States other than as set out in Schedule C to this Agreement, and that there is no fact, matter or thing within their knowledge of which they should be aware which might have the effect of preventing or restricting DCNL from carrying on its business, except as disclosed in Schedule C to this Agreement.

(6)	Subsidiaries. DCNL has no subsidiaries or interest in the shares of any other company wheresoever incorporated.

(7)

Trade Secrets and Confidential Information. As of the date hereof, Redaurum and DCNL have taken all reasonable and proper steps to safeguard the trade secrets and confidential information of DCNL, including, but not limited, to technical, geological, mining and other data.

(8)

Liabilities. All liabilities, including contingent liabilities, of DCNL as of September 13, 1999 have been disclosed to McKenzie Bay and are listed on Schedules A, B and C to this Agreement. At the Closing Date, DCNL shall have no liabilities other than the liabilities disclosed on Schedules A, B and C to this Agreement and related interest and costs and other liabilities incurred by DCNL, in the ordinary course of business.

(9)

Litigation. Without limiting the generality of the foregoing, DCNL is not engaged in any litigation nor aware of any contract, claim, matter or thing on the part of any third party which might reasonably be expected to lead to the threat of litigation whether successful or not, except those matters as contained in section 7.1(8) above and in Schedules A and B to this Agreement.

(10)

Environmental Matters. Without limiting the generality of the foregoing and to the best of Redaurum's knowledge, no pollutants, contaminants, toxic wastes or hazardous substances have been disposed of or released on or near the Kelsey Lake Mine by or through the operations of DCNL, except in material compliance with applicable environmental laws, unless otherwise disclosed in Schedules A and B to this Agreement.

7.2	Covenants

(1)

Indemnity. Redaurum hereby covenants and agrees with McKenzie Bay to hold harmless and indemnify both McKenzie Bay and DCNL in respect of any breach of or non-fulfillment of any representation, warranty, covenant or agreement on the part of Redaurum under this Agreement, provide that no such claim for indemnification shall be made unless the claim or the aggregate of all claims exceeds $5,000 and such claim shall only apply in respect of that portion of the claim or claims in excess of $5,000 and less than $200,000; and

(2)

Records. Redaurum hereby covenants and agrees with McKenzie Bay to use reasonable efforts to obtain and on and after completion of the transaction contemplated hereby deliver to McKenzie Bay all statutory, financial, business and geological records of DCNL and related documents held by Redaurum or DCNL in Fort Collins, Colorado and in Toronto, Ontario.

(3)

Trade Secrets and Confidential Information. Redaurum and DCNL hereby covenant and agree to continue take all reasonable and proper steps to safeguard the trade secrets and confidential information of DCNL, including, but not limited, to technical, geological, mining and other data, up to and following the completion of the transactions contemplated hereby.

8.	REPRESENTATIONS, WARRANTIES AND COVENANTS OF MCKENZIE BAY

8.1	Representations and Warranties. In consideration of this Agreement, McKenzie Bay represents and warrants to Redaurum as follows:

(1)

Incorporation. McKenzie Bay is a corporation duly incorporated and is in good standing under the laws of jurisdiction of its incorporation, and is authorized, qualified and licensed to own its properties and to carry on its businesses, as presently owned and carried on by it.

(2)

Due Authorization. The Board of Directors of McKenzie Bay has duly authorized and approved the transactions contemplated by this Agreement and any and all agreements, documents or instruments to be executed and/or delivered in connection herewith, and the performance of its obligations hereunder and thereunder. No other corporate action by McKenzie Bay or otherwise is required in connection with the foregoing.

(3)

MB Shares. When issued to Redaurum pursuant to section 3(1) above, the MB Shares shall be fully-paid and non-assessable shares in the capital of McKenzie Bay and will be owned by Redaurum as beneficial and registered owner, with good and valid title thereto, free and clear of any and all liens or encumbrances.

(4)

Information regarding McKenzie Bay. The information provided by McKenzie Bay to Redaurum concerning the operations, financial condition and share capital of McKenzie Bay is true and correct in all material respects.

8.2

Covenants. McKenzie Bay hereby covenants and agrees with Redaurum that, following the approval of McKenzie Bay for listing on the National Quotation Bureau's Electronic Pink Sheets by the NASD, McKenzie Bay will register as a reporting company and at such time as McKenzie Bay is authorized and fully registered as a reporting company, the MB shares issued to Redaurum shall simultaneously be qualified for over-the-counter trading by NASD and at that time shall not be subject to any hold periods imposed by securities laws.

9.	ACKNOWLEDGEMENT AND REPRESENTATION REGARDING THE MB SHARES

Redaurum acknowledges that the MB Shares have not been registered under the Securities Act of 1933 ("SA-1933") and are being issued under an exemption under the SA-1933. In accordance therewith, Redaurum represents to McKenzie Bay that:

(1)

Redaurum is acquiring the MB Shares for investment for its own account only and not with a view for re-selling same. Redaurum does not intend to divide its participation with others or to re-sell or otherwise dispose of all or any part of the MB Shares unless and until it determines at some future date, on the basis of information not currently at its disposal or conditions not currently existing, that such re-sale or disposition is advisable.

(2)

In no event will Redaurum sell the MB Shares prior to the registration of the MB Shares under the SA-1933 unless such sale is made pursuant to a valid exemption under the SA-1933, including, without limitation, the exemption established in Rule 144 adopted by the Securities and Exchange Commission.

10.	MUTUAL UNDERTAKING

10.1

Confidentiality. The parties hereby agree that the terms of this Agreement and all matters arising under it shall be confidential to the parties and their advisers, and no disclosure of the terms or contents of this Agreement shall be made to any third party save as required for the implementation or authorization of this Agreement and its completion or in order to comply with the requirements of NASD, the Toronto Stock Exchange or applicable securities legislation.

10.2

Disclosures to Other Parties. As of the date hereof, the parties acknowledge that Redaurum has in the course of negotiations with other parties made disclosures concerning DCNL's business, on a confidential basis, to other prospective purchasers of the DCNL Shares. It is agreed that Redaurum shall not be liable for any breach of confidentiality on the part of those parties.

10.3

Further Assurances. The parties shall execute and procure the execution of all such further documents or other things as shall be required to secure the full performance and implementation of the terms of this Agreement and shall undertake all such further acts as shall be necessary to bring into effect the terms of this Agreement.

10.4

Survival of Representations, Warranties and Covenants. The representations and warranties of the parties set out in this Agreement or any other agreement, certificate or instrument delivered pursuant to this Agreement shall survive the completion of the transactions contemplated hereby for a period of one year from the Closing Date, after which time the parties shall be released from all obligations in respect of such representations and warranties. The covenants of the parties set out in this Agreement or any other agreement, certificate or instrument delivered pursuant to this Agreement shall survive the completion of the transactions contemplated hereby.

11.	GENERAL

11.1

Notice. Any notice to be delivered hereunder shall be in writing signed by a duly authorized representative of the party serving such notice and shall be delivered to the other party by hand, or facsimile and by registered post to the address shown above or such other address as shall be specified for service. In the case of service by post, such notice shall be deemed to be received seven days after dispatch.

11.2

Governing Law. This Agreement and all matters arising under it shall be subject to the laws and application of said laws of the State of Colorado, United States and the parties hereby submit to the exclusive venue in the State of Colorado to resolve any disputes arising hereunder. The parties agree that if a dispute arises, they will submit same to arbitration pursuant to the American Arbitration Association's Rules and Regulations in Colorado and said decision will be binding unto both.

11.3

Entire Agreement. This Agreement constitutes the entire agreement between the parties pertaining to the subject matter of this Agreement and supersedes all prior agreements, understandings, negotiations and discussions, whether oral or written, including without limitation the letter agreement between Redaurum and McKenzie Bay dated April 23, 1999. There are no conditions, warranties, representations or other agreements between the parties in connection with the subject matter of this Agreement (whether oral or written, express or implied, statutory or otherwise) except as specifically set out in this Agreement.

IN WITNESS WHEREOF the Agreement has been executed by the parties hereto as of the date written above.

SIGNED by on behalf of McKENZIE BAY INTERNATIONAL, LTD.	) ) )	/s/

SIGNED by on behalf of REDAURUM LIMITED	) ) )	/s/

SIGNED by on behalf of DIAMOND COMPANY N.L.	) ) )	/s/